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Dale L. Chadderdon
Executive Vice President            [UNITED BANCORP, INC. LOGO]
Chief Financial Officer
517/423-1712

September 29, 2005

Kevin Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

     RE: UNITED BANCORP, INC.
         FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004
         FILED MARCH 15, 2005
         FILE NO. 000-16640

Dear Mr. Vaughn:

We have reviewed your letter of September 19, 2005 regarding the Form 10-K for fiscal year ended December 31, 2004 for United Bancorp, Inc. You had indicated:

      1. Please amend your Form 10-K to reflect the requirements stated in the Securities Exchange Act Rule 12b-23(3)(i) and Part G of the General Instructions to Form 10-K, regarding the incorporation by reference. Please be aware that the information called for by Part II of Form 10-K cannot be incorporated by reference from your definitive proxy statement. In your amendment, please ensure that the financial statements are properly filed as an exhibit as required by Item 601(b)(13) of Regulation S-K.

Based upon your comments, we have filed an amendment, Form 10-K/A as of today's date, incorporating the changes you have requested.

We acknowledge that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comments or questions, please let me know.

Sincerely,

Dale L. Chadderdon
Executive Vice President and Chief Financial Officer

          Post Office Box 248 - 205 East Chicago Boulevard - Tecumseh,
             Michigan 49286 - Phone 517.423.8373 - Fax 517.423.5041